

SECU 07003323 MISSION



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SEC FILE NUMBER
8-51912

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2006 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AT INVESTOR SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 Rockefeller Plaza, 15th Floor

(No. and Street)

New York	**NY**	**10020**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Noelle Osterbur **312-368-7883**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 2 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Noelle Osterbur, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of AT Investor Services, Inc., as of February 21, 2007 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Financial Reporting Manager

Title

Notary Public



"OFFICIAL SEAL"
JUDY A. CARON
Notary Public, State of Illinois
My Commission Expires Oct. 22, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

AT Investor Services, Inc.
December 31, 2006
With Report of Independent Registered Public Accounting Firm

0702-0807469

AT Investor Services, Inc.

Statement of Financial Condition

December 31, 2006

Contents

Report of Independent Registered Public Accounting Firm 1

Statement of Financial Condition 2
Notes to Statement of Financial Condition 3

0702-0807469

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


RECEIVED
MAR 1 2007
PROCESSING
WASH. D.C.
SECTION

SEC FILE NUMBER
8-51912

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2006 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AT INVESTOR SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
50 Rockefeller Plaza, 15th Floor
(No. and Street)

New York	**NY**	**10020**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Noelle Osterbur **312-368-7883**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Noelle Osterbur, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of AT Investor Services, Inc., as of February 21, 2007 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial Reporting Manager

Title

Notary Public



This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ERNST & YOUNG

Ernst & Young LLP
Suite 2800
600 Peachtree Street
Atlanta, Georgia 30308-2215

Phone: (404) 874-8300
www.ey.com

Report of Independent Registered Public Accounting Firm

The Stockholder and Board of Directors
AT Investor Services, Inc.

We have audited the accompanying statement of financial condition of AT Investor Services, Inc. (the Company), an independent wholly owned subsidiary of AMVESCAP PLC, as of December 31, 2006. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition, referred to above presents fairly, in all material respects, the financial position of AT Investor Services, Inc. at December 31, 2006, in conformity with U.S. generally accepted accounting principles.



February 19, 2007

AT Investor Services, Inc.

Statement of Financial Condition

December 31, 2006

Assets	
Cash and cash equivalents	$ 238,735
Receivable from affiliates	65,198
Receivables	50,000
Prepaid expenses	20,090
Total assets	$ 374,023
Liabilities and shareholder's equity	
Payable to affiliates	$ 137,226
Accrued expenses	17,500
Total liabilities	154,726
Shareholder's equity:	
Common stock:	
$100 par value, 1,000 shares authorized, issued, and outstanding	100,000
Additional paid-in capital	557,552
Accumulated deficit	(438,255)
Total shareholder's equity	219,297
Total liabilities and shareholder's equity	$ 374,023

See accompanying notes.

1. Organization and Nature of Business

AT Investor Services, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is a New York Corporation and commenced operations in March 2001.

The Company maintains an agreement with Pershing LLC, a subsidiary of BNY Brokerage Inc., for clearing services on a fully disclosed basis for accounts introduced by the Company. Pershing LLC services include access to securities of investment companies, individual equities, and fixed income products.

Effective February 14, 2003, pursuant to a Purchase Agreement dated October 28, 2002, by and among Industrial Bank of Japan Trust Company, Delphi Corporation, Atlantic Wealth Management Group, Inc., and Pell Rudman Maryland, Inc., all outstanding shares of capital stock of IBJ Whitehall Securities, Inc. were acquired by Atlantic Wealth Management Group, Inc. (the Parent). This transaction occurred in conjunction with the acquisition of Whitehall Asset Management for $20 million by the Parent. As part of this transaction, IBJ Whitehall Securities, Inc. was renamed AT Investor Services, Inc.

Since February 14, 2003, AT Investor Services, Inc. is and has been a wholly owned subsidiary of Atlantic Trust Group, Inc. (formerly Atlantic Wealth Management Group, Inc.), which is wholly owned by AMVESCAP Group Services, Inc. (AGS). The ultimate U.S. parent is AVZ, Inc. (AVZ), which is ultimately wholly owned by AMVESCAP PLC.

2. Summary of Significant Accounting Principles

General

The statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States (GAAP). The preparation of the statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect amounts reported in the statement of financial condition and accompanying notes. Management believes that estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from those estimates.

2. Summary of Significant Accounting Principles (continued)

Income Taxes

AVZ and its subsidiaries file a consolidated federal income tax return. Each North American subsidiary is charged or credited by AVZ with an amount equivalent to the federal income tax expense or benefit as computed on a separate-return basis. The Company files a separate return for state income tax purposes. Amounts due to or due from AVZ for federal income taxes are included in payable to affiliates in the accompanying statement of financial condition.

The Company uses the asset and liability method of accounting for income taxes. Using this method, deferred taxes are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates currently in effect. Deferred tax expense represents the change in the net deferred tax liability.

Financial Instruments With Off-Balance Sheet Risk

The securities transactions of the Company's customers are introduced on a fully disclosed basis with a clearing broker-dealer. The Company holds no customer funds or securities. The clearing broker-dealer is responsible for execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any related losses to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker-dealer.

3. Income taxes

The Company had no deferred tax assets or liabilities at December 31, 2006.

4. Related-Party Transactions

At December 31, 2006, the Company had a receivable from affiliates of $65,198 and a payable to affiliates of $137,226. These amounts are non-interest bearing and due upon demand.

5. Net Capital and Reserve Requirements and Other Regulatory Matters

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This regulation requires both the maintenance of a minimum level of net capital as well as a ratio of aggregate indebtedness to net capital, both as defined. At December 31, 2006, the Company had net capital, as defined, of $84,009, which was $73,694 in excess of its required minimum net capital of $10,315, which represents 6 2/3% of aggregate indebtedness. The Company's ratio of aggregate indebtedness to net capital was 184.18% at December 31, 2006.

END